SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on
FORM 11-K
For the year ended December 31, 2005
Commission file number 0-18287

ORBITAL SCIENCES CORPORATION
(Exact name of registrant as specified in charter)

Delaware	06-1209561
(State of Incorporation of Registrant)	(I.R.S. Employer I.D. No.)
21839 Atlantic Boulevard
Dulles, Virginia 20166
(Address of principal executive offices)
(703) 406-5000
(Registrant’s telephone number)
DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

(Full Title of the Plans)

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
     Deferred Salary and Profit Sharing Plan for
     Employees of Orbital Sciences Corporation
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
McLean, Virginia
June 29, 2006

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Investments, at fair value	$262,353,327	$231,321,780
Participant contributions receivable	106	512,904
Company contributions receivable	2,065,314	3,299,916

Net assets available for benefits	$264,418,747	$235,134,600

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2005
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$12,704,432
Interest on investment contracts	2,043,448
Interest on participant loans	215,990

Net investment income	14,963,870

Contributions:
Participant	18,235,668
Company	9,101,183

Total contributions	27,336,851

Total additions	42,300,721

Deductions from net assets attributable to:
Benefits paid to participants	12,929,056
Administrative expenses	87,518

Total deductions	13,016,574

Net increase	29,284,147
Net assets available for benefits, beginning of year	235,134,600

Net assets available for benefits, end of year	$264,418,747

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
(1) Description of Plan
The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information required for financial statement purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). All U.S domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company, and Prudential Bank and Trust, FSB (“Prudential”), a wholly owned subsidiary of Prudential Financial, Inc., serves as the Plan trustee.
Contributions
Participants may contribute up to 15% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make contributions to the Plan on an after-tax basis up to 19%, including pre-tax contributions, of total eligible compensation.
For most employees, the company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. The company may also make an annual discretionary profit sharing contribution equal to one percent of the participant’s compensation subject to certain limitations.
Participants may invest their contributions and company contributions in any combination of investment alternatives available. The investment alternatives include pooled separate accounts, a mutual fund, an investment contract with guaranteed rate of return and Orbital common stock.
The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of participant contributions.

Participants’ Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses, and is charged with an allocation of administrative expenses. Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable, as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.
Vesting
Participants are immediately vested in their contributions and earnings thereon. The company’s contributions, plus earnings thereon, vest equally over a period of three years or immediately upon death or long-term disability.
Forfeitures
Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. In 2005, company contributions and administrative expenses were reduced by $326,292 and $36,243 from forfeited nonvested accounts, respectively. The balance of forfeitures on December 31, 2005 and 2004 was $102,348 and $180,612, respectively.
Distributions to Participants
Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period as defined in the Plan document. The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.
Termination of Plan
Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, participants would immediately become 100% vested in their accounts.
Participant Loans
Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2005, interest rates on outstanding loans ranged from 4.00% to 9.50%.

(2) Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the Plan’s benefit-responsive investment contract, which is valued at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Shares of the mutual fund are valued at the net asset value of shares held by the Plan at year-end. Investments in pooled separate accounts are stated at estimated fair values, which have been determined based on the unit values of the pooled separate accounts. Unit values are determined by the insurance company sponsoring such pooled separate accounts by dividing net assets at fair value by the units outstanding at the valuation dates. Orbital common shares are valued at the year-end closing market price. Participant loans are carried at cost, which approximate fair market value.
The statement of changes in net assets available for benefits includes the net appreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation and depreciation on those investments.
Purchases and sales of securities are recorded on the trade date. Dividends income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2005, certain administrative services and Plan management services were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results may differ from those estimates.
(3) Federal Income Taxes
The Internal Revenue Service has determined and informed the company by letter dated August 23, 2001 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income tax. The Plan has been amended since receiving the determination letter. The company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(4) Investments
The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004
Investments at fair value:
Orbital Sciences Corporation Common Stock	$35,193,276	$37,925,532
Vanguard Growth and Income Admiral Fund	29,068,883	27,201,066
Fidelity Equity — Income II Fund	20,425,577	19,208,432
International Growth Artisan Partners Fund	18,045,043	14,701,568
Small Value/Perkins Wolf McDonnell Fund	16,357,727	15,463,437
Large Cap Growth RCM Fund	16,208,260	15,277,339
Vanguard Wellington Admiral Fund	15,243,809	13,185,932

Investments at contract value:
Fixed Income Fund (Note 5)	$61,750,276	$56,530,991
During 2005, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Pooled separate accounts	$9,611,996
Mutual fund	877,475
Orbital Sciences Corporation Common Stock	2,214,961

Net appreciation	$12,704,432

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
(5) Investment Contract
The Plan has a benefit-responsive investment contract with Prudential, which is valued at contract value. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investments at contract value. This investment (Prudential Fixed Income Fund) is credited with interest at the rate specified in the contract. The guaranteed rate of return is stated semi-annually, is guaranteed against change for a six-month period and has a minimum interest-crediting rate of 1.5%. The effective yield for the six-months ended June 30, 2005 and December 31, 2005 was 3.45% and 3.55%, respectively.

(6) Related Party Transactions
Certain Plan investments are held by Prudential in a fixed income fund and in Orbital common stock. Prudential is the trustee and the company is the Plan Sponsor as defined by the Plan. As a result, such transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules. Purchases of $3,319,600 (309,977 shares) and sales of $8,183,525 (774,945 shares) of Orbital common stock were made during 2005. The market value of Orbital common stock at December 31, 2005 and 2004 was $35,193,276 (2,740,909 shares) and $37,925,532 (3,205,877 shares), respectively. Certain administrative expenses are paid to Prudential.
(7) New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” The FSP becomes effective for the Plan’s December 31, 2006 year-end financial statements. The FSP clarifies the definition of fully benefit-responsive and establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP. The company is currently assessing the expected impact of adoption of the FSP on the Plan’s financial statements.

ADDITIONAL INFORMATION
SCHEDULE I
DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue	Asset Description	Cost**	Current Value
Prudential Retirement Insurance	Investment Contract, 3.55% stated
(Prudential) Fixed Income Fund *	interest rate		$61,750,276
Fidelity Equity -- Income II Fund	Pooled Separate Account		20,425,577
Small Value/Perkins Wolf McDonnell Fund	Pooled Separate Account		16,357,727
PIMCO Total Return Fund	Pooled Separate Account		5,955,469
Large Cap Growth RCM Fund	Pooled Separate Account		16,208,260
Vanguard Wellington Admiral Fund	Pooled Separate Account		15,243,809
Vanguard Growth and Income Admiral Fund	Pooled Separate Account		29,068,883
Mid Cap Growth Artisan Partners Fund	Pooled Separate Account		8,738,268
Mid Cap Value Wellington Management Fund	Pooled Separate Account		4,145,921
International Growth Artisan Partners Fund	Pooled Separate Account		18,045,043
Templeton Foreign Fund	Pooled Separate Account		2,454,948
Cohen & Steers Realty Income Fund	Pooled Separate Account		5,224,455
Retirement Goal Income Fund	Pooled Separate Account		104,653
Retirement Goal 2010 Fund	Pooled Separate Account		698,573
Retirement Goal 2020 Fund	Pooled Separate Account		3,766,962
Retirement Goal 2030 Fund	Pooled Separate Account		2,383,640
Retirement Goal 2040 Fund	Pooled Separate Account		1,270,715
Vanguard Explorer Admiral Fund	Mutual Fund		10,597,305
Orbital Sciences Corporation *	Common Stock		35,193,276
Participant Loans *	Participant Loans, interest rates ranging from 4.00% to 9.50% and maturity dates ranging from January 2005 to February 2015		4,719,567

			$262,353,327

*	Denotes a party-in-interest

**	Cost data have been omitted for the assets listed in the above table as they were all participant directed.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

Dated: June 29, 2006	By:	/s/ Hollis M. Thompson

Hollis M. Thompson
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23	Consent of PricewaterhouseCoopers LLP (transmitted herewith)